UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Announcement of Ruling on the Appeals of an Arbitration Award concerning Dorad Energy Ltd.

In connection with the arbitration proceeding among the direct and indirect shareholders of Dorad Energy Ltd. (“Dorad” and the “Arbitration,” respectively), Ellomay Capital Ltd. (the “Company”) hereby announces that that on November 14, 2024, the arbitrator appointed to rule on the appeals submitted by both parties to the Arbitration on the arbitration award (the “Original Award”) provided his ruling (the “Ruling on the Appeal”). The plaintiffs in the Arbitration included, among others, Ellomay Clean Energy Ltd., a wholly-owned subsidiary of the Company, who is the general partner of the limited partnership through which the Company holds 50% of Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon”), which, in turn, owns 18.75% of Dorad.

In the Ruling on the Appeal, the arbitrator rejected the majority of the claims and requests of Zorlu Enerji Elektrik Uretim A.S., Mr. Ori Edelsburg, Edelcom Ltd. and Edeltech Holdings 2006 Ltd. (together, the “Defendants”), other than a decrease in the amount that the Defendants were ordered to repay to Dorad in the Original Award from $100 million to $94.375 million (the “Repayment Amount”). The arbitrator ruled that the Repayment Amount will bear interest based on the rate prescribed by the Israeli Statutory Interest Rate and Linkage Adjudication Law, 1961, commencing January 1, 2013, which currently amounts to an additional payment of approximately $35 million. The arbitrator further ruled in the Ruling on the Appeal that the reimbursement of expenses of Dorad and of the plaintiffs ordered in the Original Award will remain unchanged and that each of the parties will bear its expenses in connection with the appeal process. The arbitrator rejected the appeal submitted by the plaintiffs (including Ellomay Luzon) on the Original Award.

For additional information see Item 4.B of the Company’s Annual Report on Form 20-F, submitted to the Securities and Exchange Commission (the “SEC”) on April 18, 2024 and Note 6.A of the financial statements of the Company as at June 30, 2024, submitted as Exhibit 99.2 of Form 6-K to the SEC on September 30, 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: November 18, 2024

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